

Mail Stop 3561

September 22, 2016

Via E-mail
Thomas Linko
Chief Financial Officer
Kate Spade & Company
2 Park Avenue
New York, NY 10016

> **Re:** **Kate Spade & Company**
> **Form 8-K Dated August 3, 2016**
> **Filed August 3, 2016**
> **File No. 1-10689**

Dear Mr. Linko:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Report on Form 8-K filed August 3, 2016
Exhibit 99.1 Press Release dated August 3, 2016

1. In the bullets on page 1, you disclose trend information in percentages for adjusted EBITDA and adjusted diluted earnings per share; however, you do not provide this information for the comparable GAAP measures. Please include a comparable GAAP analysis in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Presentation of Non-GAAP Financial Information and Key Operating Metrics

2. We note your disclosure indicating that the Company believes that the adjusted measures presented represent a "more meaningful presentation of the Company's historical operations and financial performance" and are "more easily understood." These conclusory statements absent specific disclosure about how and why the adjusted measures are more meaningful

and easily understood appear to make your non-GAAP measures more prominent than the corresponding GAAP measures. Please revise these disclosures in your next earnings release to clarify and provide us with your proposed changes as part of your response.

3. In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures are useful to investors. Please provide us with your proposed changes in your response letter.

4. We note that you reconcile Adjusted EBITDA to Operating Income. Please revise in your next earnings release to reconcile Adjusted EBITDA to Net Income. Refer to Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations.

5. We note that you exclude "streamlining initiatives" from your non-GAAP measures. Please explain to us why these expenses are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel, Staff Accountant at (202)551-3813 or Christine Dietz, Assistant Chief Accountant at (202)551-3408 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining